FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of August 3, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc ("Signet" or the "Company")
Statement Re: Possible Offer

The Board of Signet notes the announcement by Apax and KKR and confirms that it has not received any approach in relation to an offer for the Company.

Enquiries:

Lazard
William Rucker             +44 (0)20 7187 2000
Paul Gismondi              +44 (0)20 7187 2000

Brunswick
Mike Smith                 +44(0)20 7404 5959
Pamela Small               +44(0)20 7404 5959

Rule 2.10

In accordance with Rule 2.10 of the City Code of Takeovers and Mergers, Signet confirms that its current issued share capital comprises 1,735,801,545 ordinary shares of 0.5 pence each.

The International Securities Identification Number for Signet's ordinary shares is
GB0000403740.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   August 3, 2006